UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15027872

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED NOV 30 2015 WASH. DC 201

SEC FILE NUMBER
8-20392

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2014 (MM/DD/YY) AND ENDING September 30, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World First Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

270 Madison Avenue, Suite 1503
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Des Londe (212)584-2001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Sobel & Co., LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway	Livingston	New Jersey	07039-1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ab 12/2

WORLD FIRST FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

SEPTEMBER 30, 2015

AFFIRMATION

I, James Des Londe, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of World First Financial Services, Inc. as of September 30, 2015 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

James Des Londe
Title: President

Date: 11/25/15

Sworn to and subscribed before me
This 25th day of November, 2015

KEVIN DELGADO
Notary Public - State of Florida
My Comm. Expires Jan 2, 2016
Commission # EE 156531

Notary Public

This report contains (check all applicable boxes):

Facing Page

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietors' Capital.
(x)	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital.
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to Possession or Control Requirements under Rule 15c3-3.
( )	(j)	A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
(x)	(l)	An Oath or Affirmation.
(x)	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

WORLD FIRST FINANCIAL SERVICES, INC

SEPTEMBER 30, 2015

CONTENTS

WORLD FIRST FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2015

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
September 30, 2015

ASSETS

Cash	$	56,995
Securities owned		72,983
Secured demand notes		500,000
Commission receivable		108,066
Accrued interest receivable		966
Furniture and fixtures, net		43,549
Prepaid Expenses		18,001
Other Current Assets		4,602
Total Assets	$	805,162

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Due to clearing broker	$	72,983
Accounts payable and other accrued expenses		165,427
Deferred revenue		35,998
Deferred taxes		18,400
Total Liabilities		292,808
COMMITMENTS AND CONTINGENCIES:		
Subordinated borrowings		500,000
STOCKHOLDER'S EQUITY:		
Common stock - no par value; 1,000 shares authorized and issued, 990 outstanding		7,787
Additional paid-in capital		180,216
Accumulated deficit		(173,149)
		14,854
Less: Treasury stock 10 shares, at cost		(2,500)
Total Stockholder's Equity		12,354
Total Liabilities and Stockholder's Equity	$	805,162

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED SEPTEMER 30, 2015

REVENUE:		
Trading profit	$	541,852
Commissions		692,643
Interest and ancillary charges		1,229,787
Total Revenue		2,464,282
OPERATING EXPENSES		2,425,051
OTHER EXPENSE:		
Interest expense		35,000
INCOME BEFORE PROVISION FOR INCOME TAXES		4,231
PROVISION FOR INCOME TAXES		362
NET INCOME	$	3,869

The accompanying notes are an integral part of these financial statements.

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2015

	Total Equity	Common Shares	Common Stock	Paid in Capital	Accumulated Deficit	Treasury Stock
Balance, Beginning of year	$ 8,485	990	$ 7,787	$ 180,216	$ (177,018)	$ (2,500)
Net income	3,869	-	-	-	3,869	-
Balance, End of year	$ 12,354	990	$ 7,787	$ 180,216	$ (173,149)	$ (2,500)

The accompanying notes are an integral part of these financial statements.

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2015

CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES:		
Net income	$	3,869
Adjustments to reconcile net income to net cash used for operating activities:		
Depreciation		16,595
Deferred taxes		(7,600)
Changes in operating assets and liabilities:		-
Securities owned		(50,653)
Commission receivable		(61,304)
Accrued interest receivable		(885)
Other Receivable		3,356
Prepaid expenses		(11,035)
Deferred Revenue		35,960
Due to clearing broker		50,653
Accounts payable and other accrued expenses		(107,312)
Net Cash Used for Operating Activities		(128,356)
		-
NET DECREASE IN CASH		(128,356)
CASH:		
Beginning of year		185,351
End of year	$	56,995

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid for:		
Taxes	$	4,495
Interest	$	35,000

The accompanying notes are an integral part of these financial statements.

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED SEPTEMBER 30, 2015

Subordinated borrowings - Beginning of year	$	500,000
Increase - Secured note collateral agreements		-
Decrease - Payment of subordinated notes		-
Subordinated borrowings - End of year	$	500,000

NOTE 1 - ORGANIZATION:

Organization:
World First Financial Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC) and Municipal Securities Rulemaking Board (MSRB).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned:
Securities owned consist primarily of New Jersey and Port Authority of New York and New Jersey municipal bonds Securities transactions are recorded on the trade date, as if they settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities Received as Collateral:
Securities received as collateral consist primarily of municipal bonds pledged in assets secured by a demand note.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Cont'd)

Fair Value Measurements:
Fair value measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described below:
Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:
* Quoted prices for similar assets or liabilities in active markets;
* Quoted prices for identical or similar assets or liabilities in inactive markets;
* Inputs other than quoted prices that are observable for the asset or liability; and
* Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Commissions Receivable:

The Company's commissions receivable is recorded at amounts billed to customers and is presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding

NOTE 2 - SUMMARYOF SIGNIFICANT ACCOUNTING POLICIES(cont'd)

the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company. No allowance is deemed necessary by management.

Fixed Assets:
Fixed assets are recorded at cost. The straight-line method of depreciation is used based on the estimated useful lives of the assets. Maintenance and repairs are charged to the expense when the expense is incurred.

Deferred Revenue:
Deferred Revenue is defined as advance payments received for future operating expenses.

Revenue Recognition:
Commission income is recorded when earned. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed) and the net realized gain or loss on sales of securities is determined by the use of the first-in, first-out (FIFO) method. Interest and ancillary charges are recorded when earned on a monthly basis. The revenue is based on the amount of money under management at the third party broker–dealer (First Clearing, LLC).

Income Taxes:
The Company utilizes accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Cont'd)

basis and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Accounting for Uncertain Tax Positions:
The Company follows the Income Taxes Topic of the FASB Accounting Standards Codification, which provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At September 30, 2015, no significant income tax uncertainties have been included in the Company's statement of financial condition. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the statements of income. No interest and penalties are present for periods open. Tax returns for the years 2011 and forward are subject to audit by federal and state jurisdictions.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after September 30, 2015, through November 25, 2015, the date that the financial statements were available to be issued. The Company is not aware of any subsequent events, which would require recognition or disclosure in the financial statements.

WORLD FIRST FINANCIAL SERVICES, INC.
Notes to Financial Statements
September 30, 2015

NOTE 3 - SECURITIES OWNED:

At September 30, 2015, marketable securities owned and held in the principal trading account of the Company consist of State and Municipal Obligations in the amount of $72,983. The Company's state and municipal bonds owned consisted of the following geographic concentrations:

New Jersey	79%
Port Authority NY/NJ	21%

NOTE 4 - FAIR VALUE OF SECURITIES:

The Company has categorized its investments based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

FAIR VALUE MEASUREMENTS
AS OF SEPTEMBER 30, 2015

	LEVEL 1	LEVEL 2	LEVEL 3	NETTING ADJ.	TOTAL
State and Muncipal Obligations	-	$72,983	-	-	$72,983

NOTE 5 - FURNITURE AND FIXTURES:

At September 30, 2015, furniture and fixtures are comprised as follows:

	Estimated Useful Life	2015
Furniture and fixtures	7 yrs	$114,568
Less: Accumulated depreciation		(71,019)
Furniture and Fixtures, Net		$43,549

NOTE 6 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with First Clearing, LLC (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities Exchange Commission Act.

At September 30, 2015, the amount due to the Clearing Broker was $72,983. All amounts due to the Clearing Broker are collateralized by the marketable securities held by the Company. The Clearing Broker charges and other costs vary monthly. Clearing charges amounted to $185,500 for the year ended September 30, 2015.

WORLD FIRST FINANCIAL SERVICES, INC.
Notes to Financial Statements
September 30, 2015

NOTE 7 - PROVISION FOR INCOME TAXES:

At September 30, 2015, the provision for income taxes was $362.00. Reconciliation between the amount of income tax expense attributable to continuing operations and the amount determined by applying the applicable U.S. statutory income tax rate to pre-tax (loss) income is as follows:

Current:		
Federal	$	3,448
State/City		4,514
Deferred:		
Federal		(4,900)
State		(2,700)
Income Tax (Benefit) Provision	$	362

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The major temporary differences that give rise to the deferred tax assets and liabilities are depreciation and amortization and net operating loss carry forwards.

WORLD FIRST FINANCIAL SERVICES, INC.
Notes to Financial Statements
September 30, 2015

NOTE 7 - PROVISION FOR INCOME TAXES: (Cont'd)

At September 30, 2015, deferred tax assets are comprised of the following:

	Federal	State/City	Total
Benefit from net operating loss			
Depreciation	(11,900)	(6,500)	(18,400)
Total	$ (11,900)	$ (6,500)	$ (18,400)

The Company has a net operating loss carry forward for $275,329 to offset future Federal taxable income, expiring through September 30, 2028. The Company also has a net operating loss carry forward in the amount of approximately $405,351 available to offset future State of New York and the City of New York taxable income, expiring through December 31, 2028. A valuation allowance has been recorded in the amount of $240,000 due to the limitation of usage as result of change in ownership.

NOTE 8 - COMMITMENTS:

The Company leased office space with monthly payments of $7,000 until September 1, 2013 and will commence on a month-to-month basis, thereafter.

Total rent expense under the operating lease amounted to $107,473. The Company has a month-to-month agreement for equipment rental and there are no future commitments. The total equipment rental expense amounted to $88,062 for the year ended September 30, 2015. With the exception of Bloomberg LP at an annual rate of $47,047, all other equipment rental expense is on a month to month basis and there is no future commitments.

NOTE 9 - SUBORDINATED BORROWINGS:

The borrowings under subordination agreements at September 30, 2015 are listed as follows:

Secured demand note collateral agreements, 7% percent, $500,000 due August 2016. As per FINRA equity capital renewal requirements, the firm has submitted and been approved for an extension of the maturity date on the note to August 2019. The demand notes are collateralized by certain assets, which are pledged by individuals. The total fair market value of the assets pledged is $579,483. If the pledged assets fair market value minus any required regulatory deductions decreases below the value of the stated notes, the Company has the right to either require additional pledged assets to bring the value of the total pledged assets up to an amount that exceeds the $500,000, or lower the amount of the face value of the notes.

Interest accrued on the loans at September 30, 2015, is $8,750 and is included in accounts payable and accrued expenses. Interest expense amounted to $35,000 for the year ended September 30, 2015.

NOTE 10 - PENSION EXPENSE

The Company discontinued the Simple IRA Plan in December 2014. The plan was overfunded in the amount of $4,886 from prior years' firm match contribution.

NOTE 11 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2015, the Company had net capital of $441,703, which was $341,703 in excess of its minimum dollar net capital requirement of $100,000.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities Exchange Act of 1934 due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3.

This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the "computation of reserve requirements". As of September 30, 2015, the Company was in compliance with all minimum net capital requirements.

NOTE 12 - CONCENTRATION OF RISK:

At September 30, 2015 and at various times throughout the year the Company maintained balances at financial institutions, which may exceed insured limits.

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Stockholders and Directors of
World First Financial Services, Inc.
New York, New York

We have audited the financial statements of World First Financial Services, Inc. as of and for the year ended September 30, 2015, and have issued our report thereon dated November 25, 2015, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission contained on page 18, has been subjected to audit procedures performed in conjunction with the audit of World First Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of World First Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

November 25, 2015

Member of
PKF
North America
An association of legally independent firms

WORLD FIRST FINANCIAL SERVICES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION SEPTEMBER 30, 2015

NET CAPITAL:	
Total Stockholder's equity qualified for net capital	**$12,354**
Additions:	
Subordinated borrowing allowable in computation of net capital	**$500,000**
Total Capital and allowable subordinated liabilities	**$512,354**
Deductions and charges:	
Non-allowable assets	**($66,152)**
Net Capital Before Haircuts on Securities Position	**$446,202**
Haircuts on securities:	
Haircuts on securities owned	**$4,499**
Undue concentration haircut	**$0**
NET CAPITAL	**$441,703**
AGGREGATE INDEBTEDNESS:	
Items included in statements of financial condition:	**$201,425**
Accounts payable, other accrued expenses, deferred taxes	
TOTAL AGGREGATE INDEBTEDNESS	**$201,425**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Net capital requirment	**$100,000**
Excess net capital	**$341,703**
Excess net capital at 120%	**$321,703**
Ratio: aggregate indebtedness to net capital	**0.50 to 1**
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Included in Part IIA of Form X-17-A-5 as of September 30, 2015	
Net Capital, as reported in Company's (Unaudited) FOCUS IIA	**$441,703**
NET CAPITAL PER ABOVE	**$441,703**

Note: There are no material differences between the preceding computation and the Company's corresponding unaudit Part II of Form X-17A-5 as of September 30, 2015

See Independent Auditors' Report on Supplementary Information

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Directors of
World First Financial Services, Inc.
New York, New York

We have audited the accompanying statement of financial condition of World First Financial Services, Inc. as of September 30, 2015, and the related statements of income, changes in stockholders' equity, change in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of World First Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World First Financial Services, Inc. as of September 30, 2015, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC
Certified Public Accountants

November 25, 2015

Member of
PKF
North America
An association of legally independent firms

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Directors of
World First Financial Services, Inc.
New York, New York

We have reviewed management's statements, included in the accompanying Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) World First Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which World First Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) World First Financial Services, Inc. stated that World First Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. World First Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about World First Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC

Sobel & Co., LLC
Livingston, NJ
November 25, 2015

Member of
PKF
North America
An association of legally independent firms

WORLD FIRST FINANCIAL SERVICES, INC.

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

SEPTEMBER 30, 2015

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholders and Directors of
World First Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2015, which were agreed to by World First Financial Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SPIC, solely to assist you and the other specified parties in evaluating World First Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. World First Financial Services, Inc.'s management is responsible for World First Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

Member of
PKF
North America
An association of legally independent firms

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
November 25, 2015

AMENDED

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 9/30/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

020392 FINRA SEP
WORLD FIRST FINANCIAL SERVICES INC
270 MADISON AVE RM 1503
NEW YORK NY 10016-0601

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James DesLonde 212 5812001

2. A. General Assessment (item 2e from page 2)		$ 5652
B. Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid		(2440)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		3212
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 3212
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 3212	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete. Amended 14th of October 2015

World First Financial Services Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President-CE
(Title)

Dated the 14th day of October, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2014 and ending 9/30/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2464282
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	185500
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ~~35000~~ 17883 (Amended)	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	17883 ~~35000~~
Total deductions	203383
2d. SIPC Net Operating Revenues	$ 2260899
2e. General Assessment @ .0025	$ 5652
	(to page 1, line 2.A.)